UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

Form 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

Commission file number:  000-21640

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

STATION CASINOS, INC. 401(k) RETIREMENT PLAN

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

STATION CASINOS, INC.
2411 WEST SAHARA AVENUE
LAS VEGAS, NV  89102

STATION CASINOS, INC. 401(k) RETIREMENT PLAN

INDEX TO FINANCIAL STATEMENTS

Independent Auditors’ Report for the years ended December 31, 2002 and 2001

Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2002 and 2001

Notes to Financial Statements

Supplemental Schedule:

I.	Schedule H, Line 4i - Schedule of Assets (Held At Year End) December 31, 2002

Exhibit Index

Signature

INDEPENDENT AUDITORS’ REPORT

To the Trustees and Participants of
Station Casinos, Inc. 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Station Casinos, Inc. 401(k) Retirement Plan (the “Plan”) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic 2002 financial statements taken as a whole.  The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2002 financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

June 25, 2003

Las Vegas, Nevada

STATION CASINOS, INC.

401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2002	2001

Assets:
Investments, at fair value	$35,179,492	$37,155,353

Receivables:
Participant contributions	260,539	259,623
Employer contributions	62,815	75,076
Total receivables	323,354	334,699

Total assets	35,502,846	37,490,052

Net assets available for benefits	$35,502,846	$37,490,052

The accompanying notes are an integral part of these financial statements.

STATION CASINOS, INC.

401(k) RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the years ended December 31,
	2002	2001

Additions:
Additions (deductions) to net assets attributed to:
Interest and dividends	$499,036	$394,069
Interest on participant loans	207,039	228,273
Net depreciation in fair value of investments	(6,683,222)	(6,809,170)
	(5,977,147)	(6,186,828)

Contributions:
Participant	7,830,074	9,488,949
Employer	1,710,723	1,730,916
	9,540,797	11,219,865

Net additions	3,563,650	5,033,037

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	3,703,290	5,228,492
Distributions of participant loans	119,371	188,250
Transfers to other qualified retirement plans	1,691,810	6,565,357
Administrative expenses	36,385	35,178

Total deductions	5,550,856	12,017,277

Net decrease	(1,987,206)	(6,984,240)

Net assets available for benefits:
Beginning of year	37,490,052	44,474,292
End of year	$35,502,846	$37,490,052

The accompanying notes are an integral part of these financial statements.

STATION CASINOS, INC.

401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

1.             Description of the Plan

The following description of the Station Casinos, Inc. 401(k) Retirement Plan (the “Plan”) provides only general information of the Plan, which has been legally established through a formal retirement Plan Document and Trust Agreement as amended.  Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

a.             General

The Plan is a qualified, defined contribution plan that provides participant-directed investment programs to all eligible employees of Station Casinos, Inc. (the “Company”) who have completed 90 days of service for the Company and have attained the age of 21.  Employees who are non-resident aliens that work outside of the United States, individuals covered by a collective bargaining contract and leased employees are not eligible to participate.  In addition, employees covered by a collective bargaining agreement, where retirement benefits were the subject of full good faith collective bargaining, are not eligible to participate in the Company’s Plan, unless such participation has been specifically agreed to within the collective bargaining agreement.  The Plan is subject to the provisions of the Employee Retirement Income Security Act (“ERISA”) of 1974.

b.             Contributions, Vesting and Allocation

Participants may make contributions to the Plan of any amount up to 19% of their annual compensation, but not to exceed the maximum dollar limit set by the Internal Revenue Service each year.  Participants may make rollover contributions to the Plan.  All participant contributions are immediately 100% vested and are nonforfeitable.  Subject to the limitations described below, the Company makes matching contributions to the Plan on behalf of each participant in an amount equal to 50% of the first 4% of compensation that a participant contributes to the Plan as pre-tax contributions.  A participant is credited with a year of service for vesting purposes upon completion of 501 hours of service during the Plan year.  A participant begins to vest in that portion of his or her account attributable to the Company’s matching contributions as follows:

Vesting Service
Vesting %

Less than 1 year	0

1 year	20

2 years	40

3 years	60

4 years	80

5 or more years	100

Each year the Company may make an additional discretionary profit sharing contribution to the Plan.  The discretionary contribution would be allocated among the accounts of eligible participants.  Participants become 100% vested in the discretionary contribution after five years of service.  In the event of termination of a participant by reason of death or disability, the full value of the participant’s account as of the immediately preceding valuation date becomes vested.

All contributions are invested in multiples of 1% as designated by the participant.  A participant may direct his/her contributions into any of 15 investment options, one of which is the Station Casinos, Inc. Common Stock Fund (“STN Stock Fund”).  A participant may only invest up to 20% of his or her account balance in the STN Stock Fund.  A participant may change his/her investment options monthly, subject to certain Plan provisions.  Participants should refer to the Plan documents for a complete description of the investment options as well as for the detailed composition of each investment fund.

c.             Forfeitures

The portion of a participant’s account that is not vested is forfeited when the participant terminates employment with the Company.  These forfeitures shall first be used to pay administrative expenses of the Plan and then are used to reduce future employer contributions payable under the Plan.  Forfeitures for the years ended December 31, 2002 and 2001 were approximately $502,000 and $152,000, respectively.  During 2002 and 2001, the Company applied approximately $4,400 and $2,600, respectively of forfeiture funds to administrative expenses of the Plan and the balance was retained in the Plan.

d.             Payment of Benefits

Upon normal retirement or death, vested benefits from the Plan in excess of $5,000 may be paid in either the form of a lump sum cash payment of the participant’s account, or in a series of payments over a period not to extend beyond the life expectancy of the participant or the joint life expectancy of the participant and the participant’s beneficiary.  Participants with a vested account balance of less than $5,000 will receive a distribution in the form of a lump sum payment.

In certain limited situations, additional forms of distribution available under a previous version of the Plan may be “grand fathered” and remain available under the Plan.  Participants shall be entitled to receive a distribution of all or any portion of all vested account balances upon attainment of age 59½.

Any participant who terminates employment with the Company shall be entitled to receive the value of the vested portion of his or her account no later than the sixtieth day after the close of the plan year in which the participant terminates employment.

Participants may withdraw from their account once they have attained age 59 1/2.  Participants may also withdraw from their account, without regard to age, in the event of extreme hardship.

e.             Participant Loans

Subject to the rules and limitations contained in the Plan, a participant is able to request a loan up to $50,000, but not to exceed 50% of the vested amount credited to his or her account.  At December 31, 2002 and 2001, there were outstanding participant loans in the amount of $2.9 million and $2.8 million, respectively, which approximate the fair value of the loans.  The participant loans bear interest at rates commensurate with those charged by persons in the business of lending money for loans that would be made under similar circumstances, which for the year ended December 31, 2002 and 2001 ranged from 5.25% to 10.50%.  The loans require equal repayments of principal and interest (with payments not less than quarterly) over a period not to exceed five years.

f.              Administration

The Plan is administered by a committee designated by the Company’s Board of Directors (the “Administrative Committee”).

g.             Plan Expenses

Plan expenses consist of administrative expenses that are paid by the trust fund if not paid by the Company.  The Administrative Committee directs payments of such fees.  Plan fees and expenses for the years ended December 31, 2002 and 2001 were approximately $36,400 and $35,200, respectively, the majority of which were related to participant loan fees.

2.             Summary of Significant Accounting Policies

a.             Basis of Presentation

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

b.                                      Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

c.             Risks and uncertainties

The Plan utilizes various investment instruments.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

d.             Investment Valuation and Income Recognition

Investments are stated at their current market value measured by the latest available quoted market prices in active markets.  Participant loans are valued at cost plus accrued interest, which approximates fair value.  Investment income is recorded as earned on a daily basis.

e.             Reclassifications

Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

3.             Investments

Investments are summarized in the following schedule.  Investments that represent 5% or more of the Plan’s net assets are separately identified and all remaining investments are included in other.

	December 31,
	2002	2001
Mutual Funds:
Scudder Capital Growth Fund	$10,876,944	$7,993,698
Scudder Agressive Growth Fund	2,237,511	3,197,248
Janus Overseas Fund	2,001,940	2,114,588
Pimco Total Return Fund	1,797,589	535,804
Scudder Large Company Growth Fund	—	6,809,235
Other	6,908,687	6,474,456

Total mutual funds	23,822,671	27,125,029

Collective Investment Trust:
Scudder Stable Value Fund	5,917,202	5,470,161

Station Casinos, Inc. Common Stock	2,588,322	1,783,430
Participant Loans	2,851,297	2,776,733

Total Investments	$35,179,492	$37,155,353

During 2002 and 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

	December 31,
	2002	2001
Mutual Funds	$(7,647,586)	$(7,239,269)
Collective Investment Trust	—	—
Station Casino Stock Fund	964,364	430,099
Net depreciation of investments	$(6,683,222)	$(6,809,170)

The Plan invests in various securities as detailed above.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

4.             Benefits Payable

There were no benefits payable as of December 31, 2002 and 2001.

5.             Income Tax Status of the Plan

The Internal Revenue Service has determined and informed the Company by a letter dated February 10, 1995, that the Station Casinos, Inc. 401(k) Plan (the “Former Plan”) was qualified and the Trust established under the Former Plan was tax-exempt, under the appropriate sections of the Internal Revenue Code.  The Company adopted the Plan on January 1, 1999, and the Former Plan was converted to the Plan on February 1, 1999.  The Administrative Committee and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, they believe that the Plan and all amendments to the Plan are qualified, and the related trust was tax-exempt as of December 31, 2002 and 2001.

6.             Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974.  In the event of Plan termination, participants will become 100% vested in their account balances.

7.                                       Transfers To Other Qualified Retirement Plans

On December 18, 2001, the Company opened Green Valley Ranch Station (“GVR”).  GVR is owned by a 50/50 joint venture between the Company and GCR Gaming.  The previous employees of the Company who subsequently became employees of GVR were given the option to either withdraw their vested funds from the Plan, or have their funds transferred to the Green Valley Ranch 401(k) Retirement Plan.  The balances of the accounts in the Plan belonging to those employees who subsequently became employees of GVR were transferred to that plan on February 15, 2002.  The total amount of funds transferred was approximately $1.6 million.

On September 30, 2001, the Company completed the sale of Southwest Gaming Services, Inc. (“SGSI”), its wholly owned subsidiary.  On December 20, 2000, the Company completed the sale of substantially all of the assets of St. Charles Riverfront Station and Kansas City Station Corporation (collectively the “Missouri Properties”).  The employees of SGSI and the Missouri Properties who were participants in the Plan became 100% vested upon the respective sale dates.  They were also given the option to either withdraw their vested funds from the Plan, or have their funds transferred to another plan.  The balances of the accounts in the Plan belonging to those employees who subsequently became employed by the purchaser of SGSI were transferred to that plan on January 2, 2002.  The total amount of funds transferred was approximately $223,000.  The balances of the accounts in the Plan belonging to those employees who subsequently became employed by the purchaser of the Missouri Properties were transferred to that plan on February 15, 2001.  The total amount of funds transferred was approximately $6.6 million.

8.                                       Parties-In-Interest

Certain Plan investments are shares of mutual funds managed by Scudder Retirement Services, the Plan’s recordkeeper, therefore these transactions qualify as party-in-interest transactions.  Fees paid by the Plan for administrative and investment management services and loan origination costs amounted to approximately $36,400 and $35,200 for the years ended December 31, 2002 and 2001, respectively.  All other Plan expenses are paid by the Company.

STATION CASINOS, INC.401(k) RETIREMENT PLAN

SCHEDULE H, line 4i – SCHEDULE OF ASSETS (HELD AT YEAR END) DECEMBER 31, 2002

EIN 88-0301133

PLAN NUMBER 002

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity, Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value

Scudder Stable Value Fund*	Collective Investment Trust	$5,917,202
Scudder High Yield - A*	Mutual Fund	1,668,847
Pimco Total Return Fund	Mutual Fund	1,797,589
Scudder Value Builder - A*	Mutual Fund	1,207,287
Scudder Lifecycle Long Range*	Mutual Fund	881,537
Scudder Lifecycle Medium Range*	Mutual Fund	732,678
Scudder Lifecycle Short Range*	Mutual Fund	687,809
MFS Mid Cap Growth Fund	Mutual Fund	350,013
Janus Overseas Fund	Mutual Fund	2,001,940
Scudder Aggressive Growth Fund*	Mutual Fund	2,237,511
Scudder Capital Growth Fund*	Mutual Fund	10,876,944
Scudder Large Company Value Fund*	Mutual Fund	358,709
Scudder 21st Century Growth Fund*	Mutual Fund	1,021,807
Station Casinos, Inc. Common Stock*	Employer Securities	2,588,322
Participant Loans	Interest Rates 5.25 - 10.50%; maturity dates from January 2003 through January 2008	2,851,297

		$35,179,492

*  Indicates party-in-interest to the Plan.

EXHIBIT INDEX

Exhibit Number	Description

23.1	Independent Auditors’ Consent

99.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2003	STATION CASINOS, INC. 401(k) RETIREMENT PLAN

	By:	/s/ GLENN C. CHRISTENSON
Glenn C. Christenson
Executive Vice President, Chief Financial Officer, Chief Administrative Officer, Treasurer and Director (Principal Financial and Accounting Officer)